Exhibit 99.1

DHT Holdings, Inc. First Quarter 2024 Results

HAMILTON, BERMUDA, May 14, 2024 – DHT Holdings, Inc. (NYSE: DHT) (“DHT” or the “Company”) today announced:

FINANCIAL HIGHLIGHTS:

USD mill. (except per share)	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2023	2022
Shipping revenues	145.9	142.3	130.3	152.0	131.5	556.1	450.4
Adjusted net revenues[1]	106.3	94.5	89.1	112.9	93.9	390.4	264.9
Adjusted EBITDA[2]	83.7	72.9	67.4	89.8	71.9	302.0	177.9
Profit/(loss) after tax	47.1	35.3	31.0	57.1	38.0	161.4	62.0
EPS – basic	0.29	0.22	0.19	0.35	0.23	0.99	0.37
EPS – diluted[3]	0.29	0.22	0.19	0.35	0.23	0.99	0.37
Dividend[4]	0.29	0.22	0.19	0.35	0.23	0.99	0.48
Interest bearing debt	397.8	428.7	436.6	388.3	395.7	428.7	396.7
Cash and cash equivalents	73.1	74.7	73.9	130.6	117.5	74.7	125.9
Net debt	324.7	354.0	367.7	257.6	278.2	354.0	270.7

QUARTERLY HIGHLIGHTS:

●
In the first quarter of 2024, the Company achieved average combined time charter equivalent earnings of $50,900 per day, comprised of $54,000 per day for the Company’s VLCCs operating in the spot market and $39,500 per day for the Company’s VLCCs on time-charter.

●	Adjusted EBITDA for the first quarter of 2024 was $83.7 million. Net profit for the quarter was $47.1 million, which equates to $0.29 per basic share.

●
In February 2024, the Company entered into agreements to build four large VLCCs with expected delivery between February and November 2026. Two will be constructed at each Hyundai Samho Heavy Industries Co., Ltd. and Hanwha Ocean Co., Ltd. (formerly known as Daewoo Shipbuilding and Marine Engineering), in South Korea. The vessels have been ordered to high specifications with new Super Eco-designs and premium earning power through improved fuel economics, reduced emissions and large carrying capacity of about 320,000 metric tons. The ships will be fitted with Exhaust Gas Cleaning Systems, be Tier III compliant, hold class ready notations for multiple fuels, and further improve the DHT fleet efficiencies.

●
For the first quarter of 2024, the Company declared a cash dividend of $0.29 per share of outstanding common stock, payable on May 31, 2024, to shareholders of record as of May 24, 2024. This marks the 57th consecutive quarterly cash dividend and is in line with the Company’s capital allocation policy to pay out 100% of net income. The shares will trade ex-dividend from May 23, 2024.

OPERATIONAL HIGHLIGHTS:

	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2023	2022
Operating days[5]	2,184.0	2,208.0	2,177.7	2,093.0	2,070.0	8,548.7	8,929.0
Scheduled off hire days	60.2	-	79.1	60.9	111.8	251.8	150.3
Unscheduled off hire[6]	1.5%*	0.1%	0.1%	1.3%*	2.2%*	0.9%	0.2%
Revenue days[7]	2,090.8	2,206.7	2,096.0	2,005.6	1,912.8	8,221.0	8,721.7
Spot exposure[6]	79.2%	81.2%	77.3%	70.4%	72.9%	75.6%	75.4%
VLCC time charter rate per day	$ 39,500	$ 39,600	$ 35,500	$ 36,200	$ 35,000	$36,400	$34,600
VLCC spot rate per day	$ 54,000	$ 43,600	$ 44,700	$ 64,800	$ 54,600	$51,200	$29,000
*In Q1 2024 two vessels underwent unscheduled repairs, accounting for the unscheduled off hire for the quarter.  In Q2 2023 one vessel underwent an unscheduled repair, accounting for the predominant part of the unscheduled off hire for the quarter. In Q1 2023 one vessel encountered bad weather damage, accounting for the predominant part of the unscheduled off hire for the quarter.

The freight market continues to show steady and reassuring conduct. The slumps of the market swings are grinding higher with recent lows leveling out above $40,000 per day for an Eco-design fitted with EGCS, signifying the gradually tightening and favorable balance between supply and demand for our services. We understand that VLCCs now represent more than 50% of the seaborne crude oil market, possibly signaling end-users attention to seek the most competitive and efficient mode of transportation.

The IMF has raised expectations of global economic growth, supporting constructive oil demand forecasts by leading agencies.  Further, Chinese GDP growth at the start of the year was somewhat higher than expected. We wonder if the extensive planned Chinese refinery maintenance taking place this quarter might be in preparation for increasing runs from the second half, mirroring oil demand forecasts? Continued OPEC cuts suggest acceptance that non-OPEC supply from the Atlantic is not going away and should be afforded market share to balance the market and support oil prices, resulting in expanding transportation distances. Add to the mix a rapidly aging fleet and geopolitical unrest causing trade disruptions, and we believe it’s credible to expect rewarding times ahead.

The interest in contracting VLCC newbuildings that picked up over the last few months has receded as other ship categories seem to have attracted attention from shipowners. As previously stated, we expect that the global VLCC fleet could shrink in capacity over the coming years. Based on our market observations of the global VLCC fleet, this expectation assumes that ships will reduce their productivity by about 50% if they continue to trade once they turn 20 years of age, and if so, that they will retire once they turn 25 years of age.

We always seek to reward our shareholders, operate with high governance standards, and execute what we believe to be an appropriate strategy tailored to our market. The whole DHT team continues to focus on premium revenue generation, maintaining a competitive cost structure, a solid balance sheet and a clear capital allocation policy.

As of March 31, 2024, DHT had a fleet of 24 VLCCs, with a total dwt of 7,479,177. For more details on the fleet, please refer to the web site: https://www.dhtankers.com/fleetlist/

SUBSEQUENT EVENT HIGHLIGHT:

●	In May, we paid the first instalment for two of the contracted newbuildings, totalling $25.8 million.

OUTLOOK:

Estimated Q2 2024
Total term time charter days	455
Average term time charter rate ($/day)*	$ 36,300
Total spot days for the quarter	1,660
Spot days booked to date	1,200
Average spot rate booked to date ($/day)	$ 51,000
Spot P&L break-even for the quarter	$ 25,300
* The month of April includes profit-sharing. The months of May and June assumes only the base rate.

●
Thus far in the second quarter of 2024, 72% of the available VLCC spot days have been booked at an average rate of $51,000 per day on a discharge-to-discharge basis. 78% of the available VLCC days, combined spot and time-charter days, have been booked at an average rate of $47,000 per day.

Footnotes:
1Shipping revenues net of voyage expenses.
2 Shipping revenues net of voyage expenses, other revenues, vessel operating expenses and general and administrative expenses.
3Diluted shares include the dilutive effect of the restricted shares granted to management and members of the board of directors.
4Per common share.
5Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.
6As % of total operating days in period.
7Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire or repositioning days in connection with sale.

FIRST QUARTER 2024 FINANCIALS

The Company reported shipping revenues for the first quarter of 2024 of $145.9 million compared to shipping revenues of $131.5 million in the first quarter of 2023. The increase from the 2023 period to the 2024 period includes $12.2 million attributable to an increase in revenue days, due to an additional vessel in the fleet and less off hire days, and $2.2 million attributable to higher time charter rates.

Other revenues for the first quarter of 2024 were $1.2 million compared to $1.1 million in the first quarter of 2023 and mainly relate to technical management services provided.

Voyage expenses for the first quarter of 2024 were $39.5 million, compared to voyage expenses of $37.6 million in the first quarter of 2023. The change was related to an increase in bunker expenses of $3.1 million, partially offset by a decrease in port expenses of $0.7 million and a decrease in other voyage-related costs of $0.6 million. The increased bunker expense in the first quarter of 2024 is mainly due to less off hire days and one additional vessel in the fleet compared to the first quarter of 2023.  Voyage expenses will in general vary depending on the actual trading patterns during a quarter.

Vessel operating expenses for the first quarter of 2024 were $19.2 million compared to $18.4 million in the first quarter of 2023. The increase was mainly related to an increase of $1.1 million related to insurance, partially offset by $0.4 million related to other operating expenses, despite an additional vessel in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $28.3 million for the first quarter of 2024, compared to $25.7 million in the first quarter of 2023. The increase was mainly due to increased depreciation of vessels and drydocking of $1.7 million due to an additional vessel in the fleet and an increase in depreciation of exhaust gas cleaning systems of $0.9 million.

General and administrative (“G&A”) expense for the first quarter of 2024 was $4.7 million, consisting of $3.8 million cash and $0.9 million non-cash charge, compared to $4.6 million in the first quarter of 2023, consisting of $3.7 million cash and $0.9 million non-cash charge. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the first quarter of 2024 were $8.1 million compared to $8.0 million in the first quarter of 2023. The increase was mainly due to increased interest expense of $0.8 million due to increased interest rates, partially offset by a $0.7 million increase in interest income.

As a result of the foregoing, the Company had a net profit in the first quarter of 2024 of $47.1 million, or income of $0.29 per basic share and $0.29 per diluted share, compared to a net profit in the first quarter of 2023 of $38.0 million, or income of $0.23 per basic share and $0.23 per diluted share. The increase from the first quarter of 2023 to the first quarter of 2024 was mainly due to an increase in revenue days due to an additional vessel in the fleet and less off hire days.

Net cash provided by operating activities for the first quarter of 2024 was $69.9 million compared to $66.5 million for the first quarter of 2023. The increase was due to a profit of $47.1 million in the first quarter of 2024 compared to a profit of $38.0 million in the first quarter of 2023, a $2.8 million increase in non-cash items included in net income, partially offset by a negative change in operating assets and liabilities of $8.4 million.

Net cash used in investing activities was $3.9 million in the first quarter of 2024 and was mainly related to investment in vessels. Net cash used in investing activities was $11.6 million in the first quarter of 2023, consisting of $14.8 million related to investment in vessels, partially offset by $3.3 million related to proceeds from sale of derivatives.

Net cash used in financing activities for the first quarter of 2024 was $67.5 million comprised of $74.0 million related to prepayment of long-term debt, $35.5 million related to cash dividend paid and $7.6 million related to scheduled repayment of long-term debt, partially offset by $50.0 million related to issuance of long-term debt. Net cash used in financing activities for the first quarter of 2023 was $63.3 million comprised of $216.8 million related to repayment of long-term debt in connection with refinancing, $61.9 million related to cash dividend paid, and $0.6 million related to scheduled repayment of long-term debt, partially offset by $216.4 million related to issuance of long-term debt.

As of March 31, 2024, the cash balance was $73.1 million, compared to $74.7 million as of December 31, 2023.

The Company monitors its covenant compliance on an ongoing basis. As of March 31, 2024, the Company was in compliance with its financial covenants.

As of March 31, 2024, the Company had 161,329,352 shares of common stock outstanding compared to 160,999,542 shares as of December 31, 2023.

The Company declared a cash dividend of $0.29 per common share for the first quarter of 2024 payable on May 31, 2024, for shareholders of record as of May 24, 2024.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The Company assesses the financial performance of its business using a variety of measures. Certain of these measures are termed “non-GAAP measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-GAAP measures include “Adjusted Net Revenue”, “Adjusted EBITDA” and “Adjusted spot time charter equivalent per day”. The Company believes that these non-GAAP measures provide useful supplemental information for its investors and, when considered together with the Company’s IFRS financial measures and the reconciliation to the most directly comparable IFRS financial measure, provide a more complete understanding of the factors and trends affecting the Company’s operations. In addition, DHT’s management measures the financial performance of the Company, in part, by using these non-GAAP measures, along with other performance metrics. The Company does not regard these non-GAAP measures as a substitute for, or as superior to, the equivalent measures calculated and presented in accordance with IFRS. Additionally, these non-GAAP measures may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s operating results as reported under IFRS.

USD in thousands except time charter equivalent per day	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2023	2022
Reconciliation of adjusted net revenue
Shipping revenues	145,876	142,292	130,322	151,993	131,468	556,075	450,381
Voyage expenses	(39,537)	(47,771)	(41,235)	(39,092)	(37,569)	(165,667)	(185,502)
Adjusted net revenues	106,339	94,521	89,087	112,902	93,899	390,408	264,880

Reconciliation of adjusted EBITDA
Profit/(loss) after tax	47,072	35,308	30,967	57,081	38,041	161,397	61,979
Income tax expense	206	226	137	94	191	649	587
Other financial (income)/expenses	454	599	413	606	366	1,984	2,826
Fair value (gain)/loss on derivative financial liabilities	-	-	-	70	433	504	(14,983)
Interest expense	8,775	9,194	8,789	7,492	7,586	33,061	26,197
Interest income	(1,091)	(908)	(1,213)	(1,966)	(398)	(4,485)	(1,076)
Share of profit from associated companies	-	-	-	-	-	-	(1,327)
(Gain)/loss, sale of vessel	-	-	-	-	-	-	(19,513)
Depreciation and amortization	28,250	28,475	28,326	26,376	25,726	108,902	123,255
Adjusted EBITDA	83,666	72,894	67,419	89,753	71,946	302,012	177,946

Reconciliation of adjusted spot time charter equivalent per day*
Spot time charter equivalent per day	54,000	43,600	44,700	64,800	54,600	51,200	29,000
IFRS 15 impact on spot time charter equivalent per day**	400	2,700	(2,400)	(3,000)	3,900	300	1,200
Adjusted spot time charter equivalent per day	54,400	46,300	42,300	61,800	58,500	51,500	30,200
* Per revenue days. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
** For vessels operating on spot charters, voyage revenues are calculated on a discharge-to-discharge basis. Under IFRS 15, spot charter voyage revenues are calculated on a load-to-discharge basis. IFRS 15 impact refers to the timing difference between discharge-to-discharge and load-to-discharge basis.

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The Company will host a conference call and webcast, which will include a slide presentation, at 8:00 a.m. ET/14:00 CET on Wednesday, May 15, 2024, to discuss the results for the quarter.

To access the conference call the participants are required to register using this link:
https://register.vevent.com/register/BIa81801b4277c4b5f91766098f46da211

Upon registering, each participant will be provided with participant dial-in numbers, and a unique personal PIN. Participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the Call Me feature instead of dialing the nearest dial-in number.

The webcast, which will include a slide presentation, will be available on the following link:
https://edge.media-server.com/mmc/p/ug3daske and can also be accessed in the Investor Relations section of DHT's website at http://www.dhtankers.com.

A recording of the audio and slides presented will be available until May 22, 2024, at 14:00 CET. The recording can be accessed through the following link: https://edge.media-server.com/mmc/p/ug3daske

ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our counter cyclical philosophy with respect to investments, employment of our fleet, and capital allocation; and our transparent corporate structure maintaining a high level of integrity and good governance. For further information please visit http://www.dhtankers.com.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 20, 2024.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)

	Note	March 31, 2024 (Unaudited)	December 31, 2023 (Audited)
ASSETS
Current assets
Cash and cash equivalents		$73,076	74,738
Accounts receivable and accrued revenues	7	80,561	75,848
Capitalized voyage expenses		4,679	2,549
Prepaid expenses		7,650	13,557
Bunker inventory		37,431	33,806
Total current assets		$203,397	200,498

Non-current assets
Vessels	5	$1,261,388	1,283,710
Advances for vessels under construction	5	43	-
Advances for vessel upgrades	5	160	10
Other property, plant and equipment		5,986	6,649
Goodwill		1,356	1,356
Total non-current assets		$1,268,933	1,291,725

TOTAL ASSETS		$1,472,330	1,492,223

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$24,150	20,493
Current portion long-term debt	4	36,161	30,300
Other current liabilities		1,412	1,418
Deferred shipping revenues	8	-	4,394
Total current liabilities		$61,723	56,605

Non-current liabilities
Long-term debt	4	$361,619	398,425
Other non-current liabilities		4,928	5,527
Total non-current liabilities		$366,548	403,952

TOTAL LIABILITIES		$428,270	460,557

Equity
Common stock at par value	6	$1,613	1,610
Additional paid-in capital		1,229,905	1,228,254
Accumulated deficit		(195,079)	(206,477)
Translation differences		97	201
Other reserves		2,902	3,566
Total equity attributable to the Company		1,039,438	1,027,153
Non-controlling interest		4,622	4,513
Total equity		$1,044,059	1,031,667

TOTAL LIABILITIES AND EQUITY		$1,472,330	1,492,223

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands, except shares and per share amounts)

		Q1 2024	Q1 2023

	Note	Jan. 1 - Mar. 31, 2024	Jan. 1 - Mar. 31, 2023
Shipping revenues		$145,876	131,468

Other revenues		1,162	1,100

Total revenues	3	$147,038	132,568

Operating expenses
Voyage expenses		(39,537)	(37,569)
Vessel operating expenses		(19,172)	(18,417)
Depreciation and amortization	5	(28,250)	(25,726)
General and administrative expenses		(4,664)	(4,637)
Total operating expenses		$(91,622)	(86,348)

Operating (loss)/ income		$55,416	46,220

Interest income		1,091	398
Interest expense		(8,775)	(7,586)
Fair value gain/(loss) on derivative financial liabilities		-	(433)
Other financial (expense)/income		(454)	(366)
Profit/(loss) before tax		$47,278	38,232

Income tax expense		(206)	(191)
Profit/(loss) after tax		$47,072	38,041
Attributable to owners of non-controlling interest		181	(136)
Attributable to the owners of parent		$46,890	38,177

Attributable to the owners of parent
Basic earnings/(loss) per share		0.29	0.23
Diluted earnings/(loss) per share		0.29	0.23

Weighted average number of shares (basic)		161,311,231	162,967,375
Weighted average number of shares (diluted)		161,425,054	163,249,977

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands)

		Q1 2024	Q1 2023

	Note	Jan. 1 - Mar. 31, 2024	Jan. 1 - Mar. 31, 2023
Profit/(loss) after tax		$47,072	38,041

Other comprehensive income/(loss):
Items that may be reclassified subsequently to income statement:
Exchange gain/(loss) on translation of foreign currency
denominated associate and subsidiary		(177)	71
Total		$(177)	71

Other comprehensive income/(loss)		$(177)	71

Total comprehensive income/(loss) for the period		$46,895	38,112

Attributable to owners of non-controlling interest		$108	(101)
Attributable to the owners of parent		$46,786	38,213

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q1 2024	Q1 2023
	Note	Jan. 1 - Mar. 31, 2024	Jan. 1 - Mar. 31, 2023
CASH FLOW FROM OPERATING ACTIVITIES
Profit/(loss) after tax		$47,072	38,041

Items included in net income not affecting cash flows		29,957	27,204
Depreciation and amortization	5	28,250	25,726
Amortization of deferred debt issuance cost		680	836
(Gain) / loss, disposal of property, plant and equipment		-	9
Fair value (gain)/loss on derivative financial instruments		-	433
Compensation related to options and restricted stock		991	891
Net foreign exchange differences		35	2
(Gain) / loss modification of debt		-	(693)
Income adjusted for non-cash items		$77,028	65,246

Changes in operating assets and liabilities		(7,160)	1,210
Accounts receivable and accrued revenues		(4,713)	4,454
Capitalized voyage expenses		(2,129)	(688)
Prepaid expenses		5,907	1,109
Accounts payable and accrued expenses		1,894	(9,932)
Deferred shipping revenues		(4,394)	920
Bunker inventory		(3,625)	5,411
Pension liability		(100)	(65)
Net cash provided by operating activities		$69,868	66,455

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(3,832)	(14,829)
Investment in vessels under construction		(43)	-
Proceeds from sale of derivatives		-	3,256
Investment in other property, plant and equipment		(3)	(35)
Net cash used in investing activities		$(3,878)	(11,609)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	6	(35,492)	(61,935)
Repayment principal element of lease liability		(340)	(386)
Issuance of long-term debt	4	49,999	216,399
Scheduled repayment of long-term debt		(7,625)	(625)
Prepayment of long-term debt	4	(74,000)	-
Repayment of long-term debt refinancing		-	(216,761)
Net cash used in financing activities		$(67,458)	(63,307)

Net increase/(decrease) in cash and cash equivalents		(1,468)	(8,460)
Net foreign exchange difference		(194)	61
Cash and cash equivalents at beginning of period		74,738	125,948
Cash and cash equivalents at end of period		$73,076	117,549

Specification of items included in operating activities:
Interest paid		7,617	5,526
Interest received		256	694

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
($ in thousands, except shares)

				Paid-in					Non-
				Additional	Treasury	Accumulated	Translation	Other	Controlling	Total
	Note	Shares	Amount	Capital	Shares	Deficit	Differences	Reserves	Interest	Equity
Balance at January 1, 2023		162,653,339	$1,627	$1,243,754	$-	$(180,664)	$138	$3,623	$5,008	$1,073,486
Profit/(loss) after tax						38,177			(136)	38,041
Other comprehensive income/(loss)						-	35		35	71
Total comprehensive income/(loss)						38,177	35		(101)	38,112
Cash dividends declared and paid						(61,935)				(61,935)
Compensation related to options and restricted stock		333,222	3	1,944				(1,056)		891
Balance at March 31, 2023		162,986,561	$1,630	$1,245,698	$-	$(204,422)	$173	$2,567	$4,907	$1,050,554

Balance at January 1, 2024		160,999,542	$1,610	$1,228,254	$-	$(206,477)	$201	$3,566	$4,513	$1,031,667
Profit/(loss) after tax						46,890			181	47,072
Other comprehensive income/(loss)						-	(104)		(73)	(177)
Total comprehensive income/(loss)						46,890	(104)		108	46,895
Cash dividends declared and paid						(35,492)				(35,492)
Compensation related to options and restricted stock		329,810	3	1,651				(664)		991
Balance at March 31, 2024	6	161,329,352	$1,613	$1,229,905	$-	$(195,079)	$97	$2,902	$4,622	$1,044,059

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2024

Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The unaudited interim condensed consolidated financial statements were approved by the Company’s Board of Directors (the “Board”) on May 13, 2024, and authorized for issue on May 14, 2024.

Note 2 – General accounting principles

The interim condensed consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2023. The interim results are not necessarily indicative of the results for the entire year or for any future periods.

The interim condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements have been prepared on a historical cost basis. The accounting policies applied in these condensed consolidated interim financial statements are consistent with those presented in the 2023 audited consolidated financial statements.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Vessels under construction - pre-delivery installments
The initial pre-delivery installments made for vessels are recorded in the statement of financial position as “Advances for vessels under construction” under Non-current assets. Vessels under construction are presented at cost less identified impairment losses, if any. Costs relating to vessels under construction include pre-delivery installments to the shipyard and other vessel costs incurred during the construction period that are directly attributable to construction of the vessels, including borrowing costs, if any, incurred during the construction period.

Application of new and revised International Financial Reporting Standards (“IFRSs”)
New and amended standards and interpretations that are issued are disclosed below.

o	Amendments to IAS 1 - Classification of Liabilities as Current or Non-current
The amendments affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expense, or the information disclosed about those items. The amendments are effective for annual periods beginning on or after January 1, 2024. The Company has adopted the amendments to IAS 1 and these amendments have no impact on the presentation of the Company’s consolidated financial statements.

Note 3 – Segment reporting

DHT’s primary business is operating a fleet of crude oil tankers, with a secondary activity of providing technical management services. The Company is organized and managed as one segment based on the nature and financial effects of the business activities which it engages and the economic environment in which it operates. The consolidated operating results are regularly reviewed by the Company’s chief operating decision maker, the President & Chief Executive Officer, and the Company does not monitor performance by geographical areas.

The below table details the Company’s total revenues:

$ in thousands	Q1 2024	Q1 2023
Time charter revenues[1]	18,190	18,776
Voyage charter revenues	127,686	112,692
Shipping revenues	145,876	131,468
Other revenues[2]	1,162	1,100
Total revenues	147,038	132,568
1Time charter revenues is presented in accordance with IFRS 16 Leases, while the portion of time charter revenues related to technical management services, equaling $3.9 million in the first quarter of 2024 and $5.1 million in the first quarter of 2023, is recognized in accordance with IFRS 15 Revenue from Contracts with Customers.
2Other revenues mainly relate to technical management services provided.

As of March 31, 2024, the Company had 24 vessels in operation; five vessels were on time charters and 19 vessels operating in the spot market.

Information about major customers:
For the period from January 1, 2024, to March 31, 2024, five customers represented $32.2 million, $14.7 million, $13.2 million, $11.1 million, and $9.9 million, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $81.2 million, equal to 56 percent of the shipping revenues of $145.9 million for the period from January 1, 2024, to March 31, 2024.

For the period from January 1, 2023, to March 31, 2023, five customers represented $20.4 million, $19.9 million, $15.9 million, $14.4 million, and $12.6 million, respectively, of the Company’s shipping revenues. The five customers in aggregate represented $83.2 million, equal to 63 percent of the shipping revenues of $131.5 million for the period from January 1, 2023, to March 31, 2023.

Note 4 – Interest bearing debt

As of March 31, 2024, DHT had interest bearing debt totaling $397.8 million.

Scheduled debt repayments

		Interest		Q2	Q3-Q4
$ in thousands		rate	Maturity	2024	2024	2025	2026	Thereafter	Total
Credit Agricole Credit Facility	SOFR +	2.05%	2028	625	1,250	2,500	2,500	27,500	34,375
Danish Ship Finance Credit Facility[1]	SOFR + CAS[5] +	2.00%	2025	1,213	1,213	26,693	-	-	29,120
ING Credit Facility[2]	SOFR +	1.90%	2029	6,250	12,500	25,000	25,000	136,150	204,900
ING Credit Facility	SOFR +	1.80%	2029	750	1,500	3,000	3,000	35,250	43,500
Nordea Credit Facility[3]	SOFR + CAS[4] +	1.90%	2027	-	-	23,715	23,715	46,091	93,521
Total				8,838	16,463	80,908	54,215	244,991	405,416
Unamortized upfront fees bank loans									(7,635)
Total interest bearing debt									397,780
1 Semiannual installment
2 $75.1 mill. undrawn as of March 31, 2024.
3 $141.2 mill. undrawn as of March 31, 2024.
4 Credit Adjustment Spread (CAS) of 0.26%.
5 Credit Adjustment Spread (CAS) of 0.48%.

ING Credit Facility
In January 2023, the Company entered into a new $405 million secured credit facility, including a $100 million uncommitted incremental facility, with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders, ten wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.90% and is repayable in quarterly installments of $6.3 million with maturity in January 2029.

In the third quarter of 2023, the Company drew down $55 million under the revolving credit facility, which was applied towards the delivery of DHT Appaloosa and general corporate purposes. In the fourth quarter of 2023, the Company drew down $24 million under the revolving credit facility which was subsequently repaid in January 2024. In the first quarter of 2024, the Company drew down $50 million under the revolving credit facility which was subsequently repaid in the same quarter.

In September 2023, the Company entered into a $45 million senior secured credit facility under the incremental facility, with ING, Nordea, ABN AMRO, Danish Ship Finance and SEB, as lenders, one wholly owned special-purpose vessel-owning subsidiary as borrower, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.80% and is repayable in quarterly installments of $0.75 million with maturity in January 2029. The draw down of the $45 million senior secured credit facility was applied to repay the revolving credit facility.

Credit Agricole Credit Facility
The credit facility is repayable in quarterly installments of $0.6 million with final payment of $22.5 million in addition to the last installment in December 2028.

Danish Ship Finance Credit Facility
The credit facility is repayable in semiannual installments of $1.2 million and a final payment of $24.3 million in addition to the last installment in November 2025. In October 2023, we entered into an amended and restatement agreement in relation to the LIBOR cessation. The credit facility bear interest at a rate equal to SOFR plus CAS plus a margin of 2.00%.

Nordea Credit Facility
The credit facility is repayable in quarterly installments of $5.9 million from the first quarter of 2025, with the final payment of $40.9 million in addition to the last installment of $5.2 million due in the first quarter of 2027. Additionally, the facility includes an uncommitted “accordion” of $250 million. In June 2023, we entered into an amended and restatement agreement in relation to the LIBOR cessation. The credit facility bear interest at a rate equal to SOFR plus CAS plus a margin of 1.90%. In the fourth quarter of 2023, the Company prepaid $23.7 million under the Nordea Credit Facility. The voluntary prepayment was made for all regular installments for 2024.

Covenant compliance
The Company's financial covenants as of March 31, 2024, are summarized as follows:

	ING	Credit Agricole	Danish Ship Finance	Nordea
	Credit Facility	Credit Facility	Credit Facility	Credit Facility
Security	11 VLCCs	1 VLCC	1 VLCC	11 VLCCs
Charter free market value of vessels that secure facility must be no less than	135% of borrowings	135% of borrowings	135% of borrowings	135% of borrowings
Value adjusted* tangible net worth	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets
Unencumbered cash of at least	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt
Guarantor	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.
*Value adjusted is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company's vessels (as determined quarterly by a broker approved by the financial institution)

As of March 31, 2024, the Company was in compliance with its financial covenants.

Note 5 – Vessels

The carrying values of the vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel.

Vessels

Cost of Vessels
$ in thousands
At January 1, 2024	2,052,878
Transferred from vessels upgrades	5,444
Retirement [1]	(5,629)
At March 31, 2024	2,052,694

Depreciation and amortization
$ in thousands
At January 1, 2024	769,168
Depreciation and amortization [2]	27,767
Retirement [1]	(5,629)
At March 31, 2024	791,306

Carrying Amount
$ in thousands
At January 1, 2024	1,283,710
At March 31, 2024	1,261,388
1Relates to completed depreciation of drydocking for DHT Bauhinia and DHT Europe.
2 Relates solely to depreciation of vessels, drydocking, and EGCS. Depreciation of office leases and other property, plant, and equipment represents an additional $483 thousand, which combined with the depreciation of vessels, drydocking, and EGCS comprises $28,250 thousand in depreciation and amortization.

Advances for vessel upgrades
Cost of advances for vessel upgrades relates to prepaid drydocking.

Cost of advances of vessel upgrades
$ in thousands
At January 1, 2024	10
Additions	5,594
Transferred to vessels	(5,444)
At March 31, 2024	160

Vessels under construction
The Company has entered into agreements to build four large VLCCs, fitted with exhaust gas cleaning systems, with expected delivery between February and November 2026. Two will be constructed at each Hyundai Samho Heavy Industries Co., Ltd. (“HHI”) and Hanwha Ocean Co., Ltd. (“Hanwha”) in South Korea. The average price for the four ships is $130 million, adjusted from the initial price for change orders and arrangement of earlier delivery than originally agreed, increasing trading days in 2026. As of March 31, 2024, we have not paid pre-delivery instalments. Borrowing costs will be capitalized as part of vessels under construction.

Cost of vessels under construction
$ in thousands
At January 1, 2024	-
Additions	43
At March 31, 2024	43

The following table represents future expected payments related to the vessels under construction as of March 31, 2024:

Vessels under construction
$ in thousands
Within the next 12 months	115,692
From one year to three years	404,090
At March 31, 2024*	519,782
*These are estimates only and are subject to change as construction progresses.

Note 6 – Stockholders’ equity and dividend payment

Common stock
Issued at March 31, 2024	161,329,352
Numbers of shares authorized for issue
at March 31, 2024	250,000,000
Par value	$ 0.01

Common stock
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Stock repurchases
No stock repurchases were made in the first quarter of 2024.

In 2023, the Company purchased 2,209,927 of its own shares in the open market for an aggregate consideration of $18.8 million, at an average price of $8.49 per share. All shares were retired upon receipt.

Dividend payments

Dividend payments made year-to-date as of March 31, 2024:

Payment date	Total Payment	Per common share
$ in thousands, except per share amounts
February 28, 2024	$ 35,492	$ 0.22
Total payments made year-to-date as of March 31, 2024	$ 35,492	$ 0.22

Dividend payment made during 2023:

Payment date	Total Payment	Per common share
$ in thousands, except per share amounts
November 28, 2023	$ 30,590	$ 0.19
August 30, 2023	$ 56,661	$ 0.35
May 25, 2023	$ 37,487	$ 0.23
February 24, 2023	$ 61,935	$ 0.38
Total payments made during 2023	$ 186,672	$ 1.15

Note 7 – Accounts receivable and accrued revenues

As of March 31, 2024, $80.6 million, consisting mainly of accounts receivable with no material amounts overdue, was recognized as accounts receivable and accrued revenues in the interim condensed consolidated statement of financial position, compared to $75.8 million as of December 31, 2023.

Note 8 – Deferred shipping revenues

Deferred shipping revenues relate to charter hire payments paid in advance. As of March 31, 2024, there was no advanced charter hire payments, while $4.4 million was recognized as deferred shipping revenues in the audited consolidated statement of financial position as of December 31, 2023.

Note 9 - Financial risk management, objectives, and policies

Note 9 in the 2023 annual report on Form 20-F provides details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events

On May 13, 2024, the Board approved a dividend of $0.29 per common share related to the first quarter of 2024 to be paid on May 31, 2024, for shareholders of record as of May 24, 2024.

In May, we paid the first instalment for two of the contracted newbuildings, totalling $25.8 million.